SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: August 28, 2012

Press Release

Eltek Reports Second Quarter 2012 Financial Results

• $11.5 million in revenues
• Operating profit of $465,000
• Net profit of $351,000

PETACH-TIKVA, Israel, August 28, 2012 (NASDAQ:ELTK) - Eltek Ltd., a leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the quarter ended June 30, 2012.

Second Quarter 2012:

Revenues for the second quarter of 2012 were $11.5 million, the same as in the second quarter of 2011.

Gross profit for the second quarter of 2012 was $1.9 million (17% of revenues) compared to $2.1 million (18% of revenues) in the second quarter of 2011.

Operating profit for the second quarter of 2012 was $465,000 compared to operating profit of $426,000 in the second quarter of 2011.

Net profit for the second quarter of 2012 was $351,000 or $0.05 per fully diluted share, compared to net profit of $257,000, or $0.04 per fully diluted share, in the second quarter of 2011.

First six months of 2012:

Revenues for the first six months of 2012 were $23.5 million compared to revenues of $23.4 million recorded in the first six months of 2011.

Gross profit for the first six months of 2012 was $4.2 million (18% of revenues) compared to gross profit of $4.6 million (20% of revenues) in the first six months of 2011.

Operating profit for the first six months of 2012 was $1.2 million compared to operating profit of $1.3 million in the first six months of 2011.

Net profit for the first six months of 2012 was $877,000 or $0.13 per fully diluted share, compared to net profit of $1.0 million, or $0.16 per fully diluted share, in the first six months of 2011.

EBITDA:

In the quarter ended June 30, 2012, Eltek had EBITDA of $928,000 compared with EBITDA of $966,000 in the second quarter of 2011. In the first six months of 2012, Eltek had EBITDA of $2.1 million compared with EBITDA of $2.3 million in the same period in 2011.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "In spite of the uncertainties in the global markets, we managed to maintain the same level of revenues as in the comparable period last year. During the second quarter we received a $4.7 million frame order from a defense customer, which is expected to be delivered in 2012 and 2013. This frame order was in addition to $3.0 million of frame orders that we received from two medical customers earlier this year. These orders reflect our customers' confidence in the high quality and reliability of our products."

"We continue to invest in improving our production lines as we recently announced the purchase of a new Orbotech Paragon™ Laser Direct Imaging (LDI) System for increasing capacity and shortening product time-to-market production. The new LDI system has been successfully installed and we expect that it will assist us in obtaining orders for highly sophisticated products."

"In addition, our Quality Management System has recently received certification for AS 9100C, the international management system standard for the Aircraft, Space and Defense industry. The standard provides suppliers with a comprehensive quality system for providing safe and reliable products to the aerospace industry. Such certification is essential for the sale of printed circuit boards to aviation customers and we expect it to assist us in obtaining more orders from the aerospace industry," Mr. Reichart concluded.

Amnon Shemer, CFO of Eltek, added: “Although our gross profit in the second quarter of 2012 was lower than that of the second quarter of 2011, we managed to compensate for it through reduced selling, general and administrative expenses, as well as financial expenses. As a result our operating profit and net profit were higher than in the second quarter of 2011."

"Our profitability has enabled us to improve our cash balance by $729,000 from the beginning of the year to $1.6 million from $892,000, while we purchased fixed assets in the amount of $406,000 and repaid $392,000 of loans to banks and suppliers during the period," Mr. Shemer concluded.

Conference Call
Eltek will conduct its second quarter 2012 financial results conference call today at 09:30 a.m. Eastern time/ 06:30 a.m. Pacific time / 16:30 p.m. Israel time. To participate, please dial +972-3-9180644 (US: 1-888-407-2553) approximately ten minutes prior to the start time.

About the Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited		Unaudited		Audited

Revenues	11,533	11,532	23,512	23,371	46,830
Costs of revenues	(9,620)	(9,447)	(19,277)	(18,804)	(38,101)

Gross profit	1,914	2,085	4,235	4,567	8,729

Selling, general and administrative expenses	(1,449)	(1,659)	(3,054)	(3,264)	(6,155)

Operating profit (loss)	465	426	1,181	1,303	2,573

Financial income (expenses), net	(98)	(160)	(266)	(216)	(739)

Profit (loss) before other income, net	367	266	916	1,087	1,834

Other income, net	0	9	0	9	12

Profit (loss) before income tax expenses	367	275	916	1,096	1,846

Income tax (expenses), net	(21)	(3)	(25)	(23)	(31)

Net Profit (loss)	346	272	890	1,073	1,815

Net profit (loss) attributable to non controlling interest	(4)	(15)	14	(28)	31

Net Profit (loss) attributable to controlling interest / Eltek	351	257	877	1,045	1,846

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.05	0.04	0.13	0.16	(0.26)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
Assets

Current assets
Cash and cash equivalents	1,621	1,865	892
Receivables: Trade, net of provision for doubtful accounts	7,755	8,945	8,885
Other	321	226	116
Inventories	4,540	5,005	4,434
Prepaid expenses	240	294	239

Total current assets	14,477	16,335	14,566

Assets held for employees' severance benefits	43	423	39

Fixed assets, less accumulated depreciation	7,769	8,000	7,746

Goodwill	497	575	518

Total assets	22,786	25,333	22,869

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	5,036	7,615	4,856
Accounts payable: Trade	6,335	5,884	6,456
Related parties	1,219	963	1,046
Other	4,087	5,691	3,995

Total current liabilities	16,677	20,153	16,353

Long-term liabilities
Long term debt, excluding current maturities	503	55	1,604
Employee severance benefits	145	584	150

Total long-term liabilities	648	639	1,754

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2011.	1,384	1,384	1,384
Additional paid-in capital	14,295	14,328	14,328
Cumulative foreign currency translation adjustments	2,484	3,204	2,622
Capital reserve	695	695	695
Accumulated deficit	(13,521)	(15,289)	(14,398)
Shareholders' equity	5,337	4,322	4,631
Non controlling interest	124	219	131
Total equity	5,461	4,541	4,762
Total liabilities and shareholders' equity	22,786	25,333	22,869

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended December 31, 2011
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2012	2011	2012	2011	2011

GAAP net Income (loss)	351	257	877	1,045	1,846
Add back items:

Financial (income) expenses, net	98	160	266	216	739
Income tax (benefit) expense	21	3	25	23	31
Depreciation	459	546	935	1,059	2,091
Adjusted EBITDA	928	966	2,102	2,343	4,707